Exhibit 8.1
June 21, 2006
WESCO International, Inc.
WESCO Distribution, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219
     Re: Registration Statement on Form S-1
Ladies and Gentlemen:
     We have acted as counsel to WESCO International, Inc., a Delaware corporation (“WESCO International”), and WESCO Distribution, Inc., a Delaware corporation (“WESCO Distribution”), in connection with the transactions described in Amendment Number 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 16, 2006 (Registration No. 333-133423), of which a prospectus (the “Prospectus”) forms a part. In that capacity, we have been requested to provide our opinions with respect to certain of the federal income tax consequences of the transactions described in the Prospectus. Except as otherwise indicated herein, all capitalized terms used in this letter have the meaning assigned to them in the Prospectus.
     Our opinions are based on our understanding of the relevant facts concerning the transactions described in the Prospectus. We have examined and are familiar with (1) the Registration Statement, (2) the Indenture, dated as of September 27, 2005, by and among WESCO International, WESCO Distribution and J.P. Morgan Trust Company, National Association, as trustee, (3) the Registration Rights Agreement, dated as of September 27, 2005, by and among WESCO International, WESCO Distribution and the initial purchasers named therein and (4) such other documents as we have considered necessary for rendering our opinions. In connection with rendering our opinions, we have also assumed (without any independent investigation) that the transactions described in the Prospectus will be reported by WESCO International and WESCO Distribution and Debenture holders for U.S. federal income tax purposes in a manner consistent with the opinions expressed below.
     Our opinions are based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated thereunder by the United States Treasury Department (the “Regulations”), Internal Revenue Service rulings, and court cases interpreting the Code and the Regulations, all as in effect as of the date of this letter. Any of the Code, Regulations, rulings, or judicial decisions relied upon could be changed, perhaps retroactively, to affect adversely the federal income tax consequences of the transactions described in the Prospectus. Although the opinions expressed in this letter are based on our best interpretations of existing sources of law, no assurance can be given that such interpretations would be followed if they became the subject of judicial or administrative proceedings.

     We have reviewed the section of the Prospectus entitled “Material U.S. Federal Income and Estate Tax Considerations.” In our opinion, subject to the limitations, exceptions, assumptions and conditions set forth in such section and in this letter, the legal conclusions contained therein as they relate to U.S. federal income and estate tax matters represent our opinion as of the date hereof. We are expressing our opinions only with respect to the foregoing matters and no opinion should be inferred as to any other matters.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references in the Prospectus made to Kirkpatrick & Lockhart Nicholson Graham LLP in connection with the descriptions, discussions or summaries of U.S. federal income and estate tax matters, including references under the heading captioned “Material U.S. Federal Income and Estate Tax Considerations.”

Very truly yours,

/s/ Kirkpatrick & Lockhart Nicholson Graham LLP

Kirkpatrick & Lockhart Nicholson Graham LLP